1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

Brian B. Margolis Member of the Firm

Direct Dial 212.969.3345 bmargolis@proskauer.com

August 29, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Fortissimo Acquisition Corp. -
Registration Statement on Form S-1, File No. 333-131417

Dear Mr. Reynolds:

Reference is made to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Fortissimo Acquisition Corp., a Delaware corporation (the “Company”).

I am writing to inform the Commission that certain changes have been made in Amendment No. 6 (“Amendment No. 6”) to the Registration Statement that is being filed today with the Commission. Generally, the changes made in Amendment No. 6 relate to the following two issues discussed between Graubard Miller, counsel for the underwriter in the offering, and the Commission:

1) We have revised the disclosure in the Registration Statement and exhibits, where applicable, to indicate that the Company will no longer have a perpetual existence, but instead will have a finite life of twenty-four months beginning on the date the Registration Statement becomes effective. If the Company has not completed a business combination by such date, its corporate existence will cease except for the purposes of winding up its affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law. In connection with any proposed business combination the Company submits to its stockholders for approval, it will also submit to stockholders a proposal to amend its amended and restated certificate of incorporation to provide for the Company’s perpetual existence, thereby removing this limitation on its corporate life. We have also clarified the disclosure in the Registration Statement to indicate that, if the Company is unable to complete a business combination within the required time period and is forced to liquidate, the Company will provide for its creditors prior to distributing the funds held in trust.

John Reynolds, Esq. UnitedStates Securities and Exchange Commission	August 29, 2006 Page 2 of 2

2) We have removed the resale registration statement relating to the resale of the insider units by Fortissimo Capital Fund GP, L.P.

Additionally, please be advised that we have revised the Registration Statement to clarify the several nature of the directors’ liability with respect to their indemnification of the funds held in trust. This revision was originally requested by the Commission in its letter dated August 3, 2006 (the “Comment Letter”) under the sixth numbered comment contained therein. The Company previously responded to the Comment Letter including the sixth numbered comment in its letter to the Commission dated August 7, 2006 (the “Comment Response Letter”). However, the second paragraph under the response to the sixth numbered comment in the Comment Response Letter, which begins “The way that this will work in practice . . .”, is not accurate, and therefore should be disregarded. Further, please be advised that should one of the directors be unable to fully satisfy his indemnification obligations, the amount of this shortcoming could potentially reduce the amount in trust if these obligations were not satisfied in full by one of the Company's other directors (which they are not required to do). We have revised the disclosure in the Registration Statement to indicate the foregoing.

Four clean copies of Amendment No. 6, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 5 to the Registration Statement on August 7, 2006.

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis
Brian B. Margolis

Enclosures

cc:	Cathey Baker, Esq. (SEC)
Yuval Cohen (Fortissimo Acquisition Corp.) David Alan Miller, Esq. (Graubard Miller)